Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2015 Results

Third-quarter performance consistent with full-year expectations

NEW YORK, October 23, 2015 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the third quarter ended September 30, 2015. The company also reaffirmed its full-year 2015 outlook.

•	Reported revenues were down 4% as the negative impact of foreign currency reduced revenues by 5%

•	Revenues before currency grew 1%

•	Financial & Risk’s organic revenues were unchanged from the prior-year period

•	Legal, Tax & Accounting and Intellectual Property & Science’s revenues grew 3% in aggregate

•	Financial & Risk net sales were positive for the sixth consecutive quarter

•	Adjusted EBITDA grew 2% to $838 million

•	The margin increased to 28.1% vs. 26.5% in the prior-year period, up 160 basis points

•	Excluding the impact of currency, adjusted EBITDA grew 7% and the margin was 160 basis points higher than the prior-year period

•	Underlying operating profit increased 7% to $565 million

•	The margin increased to 19.0% vs. 17.1% in the prior-year period, up 190 basis points

•	Excluding the impact of currency, underlying operating profit grew 13% and the margin was 200 basis points higher than the prior-year period

•	Free cash flow increased 25% to $1.1 billion for the first nine months of the year

•	Adjusted EPS was up 16% to $0.52 vs. $0.45 in the prior-year period

•	Excluding the impact of currency, adjusted EPS was up 24% or $0.11 better than the prior-year period

•	Returned $1.25 billion to shareholders through the repurchase of 31.7 million shares in the first nine months of the year

“I am pleased to report another quarter of steady progress,” said James C. Smith, president and chief executive officer of Thomson Reuters. “I am encouraged by the way we continue to execute against our key priorities, by the progress towards our financial targets and especially by the underlying performance of our subscription revenues.”

Consolidated Financial Highlights – Third Quarter

	Three Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2015	2014	Change
Revenues	$2,979	$3,107	-4%
Operating profit	$419	$466	-10%
Diluted earnings per share (EPS)	$0.36	$0.28	29%
Cash flow from operations	$665	$585	14%

The decrease in operating profit was primarily due to lower favorable fair value adjustments largely associated with foreign currency embedded derivatives in certain customer contracts. The increase in diluted EPS resulted from lower finance costs associated with foreign currency fluctuations, which more than offset the decrease in operating profit.

Non-IFRS Financial Measures (1)	2015	2014	Change	Change Before Currency
Revenues from ongoing businesses	$2,979	$3,107	-4%	1%
Adjusted EBITDA	$838	$822	2%	7%
Adjusted EBITDA margin	28.1%	26.5%	160bp	160bp
Underlying operating profit	$565	$530	7%	13%
Underlying operating profit margin	19.0%	17.1%	190bp	200bp
Adjusted earnings per share (adjusted EPS)	$0.52	$0.45	16%	24%
Free cash flow	$449	$358	25%

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2015 Results

•	Revenues from ongoing businesses increased 1% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 3% in aggregate.

•	Adjusted EBITDA increased 2% from the prior-year period and the margin increased 160 basis points to 28.1%. Excluding the impact of currency in the quarter, adjusted EBITDA increased 7% and the margin was 160 basis points higher than the prior-year period.

•	Underlying operating profit increased 7% from the prior-year period and the margin increased 190 basis points to 19.0%. Excluding the impact of currency, underlying operating profit increased 13% and the margin was 200 basis points higher than the prior-year period.

•	Adjusted EPS was $0.52, up $0.07 from the prior-year period despite foreign currency having had a $0.04 negative impact.

Third-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were unchanged compared to the prior-year period. Revenue growth exceeded 2% before the impact of lower recoveries revenues and pricing adjustments related to the migration of remaining legacy foreign exchange and buy-side customers onto Financial & Risk’s unified platform.

•	Recurring revenues (77% of the segment’s revenues) increased 1% as an annual price increase and the impact of positive net sales more than offset the price adjustments related to the legacy product migration described above.

•	Transactions-related revenues (13% of the segment’s revenues) were unchanged.

•	Recoveries revenues (10% of the segment’s revenues) were down 7% and are low-margin revenues. Recoveries revenues are expected to continue to decline in the fourth quarter and throughout 2016 as more third-party partners move to direct billing with our customers.

•	By geography, revenues in the Americas and Asia were up 2%, while revenues in Europe, Middle East and Africa (EMEA) were down 2%.

•	Net sales were positive overall and were positive in all regions, except for EMEA. This marked the sixth consecutive quarter of positive net sales. However, net sales were lower than the third quarter of last year due to a difficult quarterly comparison, as the third quarter of 2014 was the strongest net sales quarter of the year.

•	EBITDA increased 3% primarily due to savings related to efficiency initiatives, which were partially offset by the impact of foreign currency.

•	The margin was 27.7%, up 260 basis points from the prior-year period due to efficiency initiatives undertaken in 2014.

•	Excluding the impact of currency from both periods and the impact of $18 million of charges taken by the company in the third quarter of 2014, the margin was up 260 basis points to 28.8% compared to the prior-year period.

•	Foreign currency had a 110 basis point negative impact on the margin.

•	Operating profit increased 8% compared to the prior-year period, primarily due to the same factors that impacted EBITDA.

•	The margin was 17.9%, up 240 basis points from the prior-year period.

•	Before currency and one-time charges, the margin was up 280 basis points from the prior-year period.

•	Foreign currency had a 150 basis point negative impact on the margin.

Thomson Reuters Reports Third-Quarter 2015 Results

Legal

•	Revenues increased 1%. Excluding US print, revenues grew 3%.

•	Solutions businesses (46% of the segment’s revenues) grew 4%, slightly lower than the first half of the year due to timing factors. Revenue growth was driven by Elite, Serengeti, Pangea3 legal managed services, and the Investigations and Public Records business. Solutions businesses represent all of Legal’s revenues excluding US print and US online legal information.

•	US online legal information (40% of the segment’s revenues) grew 2%, reflecting growth for the third consecutive quarter.

•	US print (14% of the segment’s revenues) declined 8%, as expected.

•	EBITDA was unchanged and the margin increased 90 basis points to 38.8% compared to 37.9% in the prior-year period. Excluding the benefit of currency, the margin increased 30 basis points.

•	Operating profit increased 4% and the margin increased 200 basis points to 31.7% compared to 29.7% in the prior-year period. Excluding the benefit of currency, the margin increased 130 basis points due to lower depreciation and amortization expense.

Tax & Accounting

•	Revenues increased 8% driven by the Corporate, Professional and Knowledge Solutions businesses, partially offset by a decline in the Government business. Recurring revenues were up 9% organically.

•	EBITDA increased 10% and the margin increased 180 basis points to 25.7% compared to 23.9% in the prior-year period. Excluding the benefit of currency, the margin was up 110 basis points.

•	Operating profit increased 16% and the margin increased 200 basis points to 16.3% compared to 14.3% in the prior-year period. Excluding the benefit of currency, the margin was up 120 basis points.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues were up 2% as subscription revenue (approximately 80% of the segment’s revenues) growth of 4% was partially offset by a 7% decline in transactions revenues as fewer one-time deals affected the growth rate in the quarter.

•	Both EBITDA and operating profit margins were affected by the 7% decline in transactions revenues, which are highly profitable.

•	EBITDA was relatively unchanged with a margin of 30.9% compared to 30.6% in the prior-year period. Excluding the benefit of currency, the margin declined 90 basis points compared to the prior-year period.

•	Operating profit decreased 2% with a margin of 21.5% compared to 21.8% in the prior-year period. Excluding the benefit of currency, the margin declined 120 basis points compared to the prior-year period.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $74 million, up 3% compared to the prior-year period.

•	Corporate & Other costs were $74 million compared to $73 million in the prior-year period.

Thomson Reuters Reports Third-Quarter 2015 Results

Consolidated Financial Highlights – Nine Months

	Nine Months Ended September 30,
	(Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2015	2014	Change
Revenues	$9,061	$9,396	-4%
Operating profit	$1,231	$1,206	2%
Diluted earnings per share (EPS)	$1.07	$0.93	15%
Cash flow from operations	$1,833	$1,574	16%

Non-IFRS Financial Measures (1)	2015	2014	Change	Change Before Currency
Revenues from ongoing businesses	$9,061	$9,394	-4%	1%
Adjusted EBITDA	$2,497	$2,519	-1%	5%
Adjusted EBITDA margin	27.6%	26.8%	80bp	80bp
Underlying operating profit	$1,656	$1,639	1%	8%
Underlying operating profit margin	18.3%	17.4%	90bp	120bp
Adjusted earnings per share (adjusted EPS)	$1.48	$1.41	5%	16%
Free cash flow	$1,093	$875	25%

•	Revenues from ongoing businesses increased 1% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 3% in aggregate.

•	Adjusted EBITDA decreased 1% from the prior-year period and the margin increased 80 basis points to 27.6%. Excluding the impact of currency, adjusted EBITDA increased 5% and the margin was 80 basis points higher than the prior-year period.

•	Underlying operating profit increased 1% from the prior-year period and the margin increased 90 basis points to 18.3%. Excluding the impact of currency, underlying operating profit increased 8% and the margin was 120 basis points higher than the prior-year period.

•	Adjusted EPS was $1.48 compared to $1.41 in the prior-year period.

•	Excluding the impact of currency, adjusted EPS was up 16%, $0.22 better than the prior-year period.

•	Currency had a negative impact of $0.15 on adjusted EPS.

•	Free cash flow for the first nine months of the year was $1.1 billion compared to $875 million in the prior-year period, primarily due to lower severance payments than in the prior-year period.

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Third-Quarter 2015 Results

Business Outlook (Before Currency)

Thomson Reuters today re-affirmed its full-year Business Outlook for 2015, which was previously communicated in February 2015. The company’s 2015 Outlook assumes constant currency rates compared to 2014 and is based on the expected performance of the company’s existing businesses and does not factor in the impact of any acquisitions or divestitures that may occur during the year. In light of the increased volatility recently seen in the foreign currency markets, the company continues to believe that currency is likely to have a higher-than-usual impact on its results in 2015.

The company continues to expect:

•	Positive organic revenue growth;

•	Adjusted EBITDA margin to range between 27.5% and 28.5%;

•	Underlying operating profit margin to range between 18.5% and 19.5%; and

•	Free cash flow to range between $1.550 billion and $1.750 billion in 2015.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

In February 2015, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.34 per share. A quarterly dividend of $0.335 per share is payable on December 15, 2015 to common shareholders of record as of November 19, 2015.

From January 1, 2015 through September 30, 2015, the company repurchased approximately 31.7 million shares at a cost of approximately $1.25 billion. Of this amount, 14.4 million shares were repurchased in the third quarter at a cost of approximately $550 million.

Under the current $1.0 billion share repurchase program announced in May 2015, the company has returned approximately $650 million to shareholders through the repurchase of approximately 16.9 million shares.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as revenues from ongoing businesses, adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Third-Quarter 2015 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook (Before Currency)” section and Mr. Smith’s comments, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2015 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA	INVESTORS
David Crundwell	Frank J. Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
+1 646 223 5285 david.crundwell@thomsonreuters.com	+1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2015 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$1,517	$1,628	-7%	0%	0%
Legal	837	854	-2%	1%	1%
Tax & Accounting	307	301	2%	8%	8%
Intellectual Property & Science	246	248	-1%	2%	2%
Corporate & Other (includes Reuters News)	74	79	-6%	3%	3%
Eliminations	(2)	(3)

Revenues from ongoing businesses (1)	2,979	3,107	-4%	1%	1%
Other Businesses (2)	—	—

Revenues	$2,979	$3,107	-4%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$420	$408	3%	27.7%	25.1%	260bp
Legal	325	324	0%	38.8%	37.9%	90bp
Tax & Accounting	79	72	10%	25.7%	23.9%	180bp
Intellectual Property & Science	76	76	0%	30.9%	30.6%	30bp
Corporate & Other (includes Reuters News)	(62)	(58)

Adjusted EBITDA	$838	$822	2%	28.1%	26.5%	160bp

Underlying Operating Profit (4)
Financial & Risk	$271	$252	8%	17.9%	15.5%	240bp
Legal	265	254	4%	31.7%	29.7%	200bp
Tax & Accounting	50	43	16%	16.3%	14.3%	200bp
Intellectual Property & Science	53	54	-2%	21.5%	21.8%	-30bp
Corporate & Other (includes Reuters News)	(74)	(73)

Underlying operating profit	$565	$530	7%	19.0%	17.1%	190bp

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended September 30,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$4,621	$4,941	-6%	0%	0%
Legal	2,487	2,507	-1%	2%	2%
Tax & Accounting	1,007	973	3%	8%	7%
Intellectual Property & Science	731	742	-1%	1%	1%
Corporate & Other (includes Reuters News)	222	240	-8%	2%	2%
Eliminations	(7)	(9)

Revenues from ongoing businesses (1)	9,061	9,394	-4%	1%	1%
Other Businesses (2)	—	2

Revenues	$9,061	$9,396	-4%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$1,251	$1,233	1%	27.1%	25.0%	210bp
Legal	918	939	-2%	36.9%	37.5%	-60bp
Tax & Accounting	295	285	4%	29.3%	29.3%	0bp
Intellectual Property & Science	217	233	-7%	29.7%	31.4%	-170bp
Corporate & Other (includes Reuters News)	(184)	(171)

Adjusted EBITDA	$2,497	$2,519	-1%	27.6%	26.8%	80bp

Underlying Operating Profit (4)
Financial & Risk	$786	$758	4%	17.0%	15.3%	170bp
Legal	729	730	0%	29.3%	29.1%	20bp
Tax & Accounting	211	192	10%	21.0%	19.7%	130bp
Intellectual Property & Science	149	167	-11%	20.4%	22.5%	-210bp
Corporate & Other (includes Reuters News)	(219)	(208)

Underlying operating profit	$1,656	$1,639	1%	18.3%	17.4%	90bp

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	Change	2015	2014	Change

Operating profit	$419	$466	-10%	$1,231	$1,206	2%
Adjustments to remove:
Amortization of other identifiable intangible assets	144	160		440	488
Fair value adjustments	(8)	(88)		(2)	(53)
Other operating losses (gains), net	10	(9)		(13)	(4)
Operating loss from Other Businesses (2)	—	1		—	2

Underlying operating profit	$565	$530	7%	$1,656	$1,639	1%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	273	292		841	880

Adjusted EBITDA	$838	$822	2%	$2,497	$2,519	-1%

Underlying operating profit margin (4)	19.0%	17.1%	190bp	18.3%	17.4%	90bp

Adjusted EBITDA margin (3)	28.1%	26.5%	160bp	27.6%	26.8%	80bp

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	Change	2015	2014	Change

Net earnings	$293	$250	17%	$894	$802	11%
Adjustments to remove:
Tax expense	11	26		53	53
Other finance costs (income)	14	82		(23)	25
Net interest expense	102	110		314	329
Amortization of other identifiable intangible assets	144	160		440	488
Amortization of computer software	186	195		572	586
Depreciation	87	97		269	294

EBITDA	$837	$920		$2,519	$2,577
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(2)		(7)	(3)
Other operating losses (gains), net	10	(9)		(13)	(4)
Fair value adjustments	(8)	(88)		(2)	(53)
EBITDA from Other Businesses (2)	—	1		—	2

Adjusted EBITDA	$838	$822	2%	$2,497	$2,519	-1%

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$271	$149	$420	$252	$156	$408
Legal	265	60	325	254	70	324
Tax & Accounting	50	29	79	43	29	72
Intellectual Property & Science	53	23	76	54	22	76
Corporate & Other (includes Reuters News)	(74)	12	(62)	(73)	15	(58)

	$565	$273	$838	$530	$292	$822

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$786	$465	$1,251	$758	$475	$1,233
Legal	729	189	918	730	209	939
Tax & Accounting	211	84	295	192	93	285
Intellectual Property & Science	149	68	217	167	66	233
Corporate & Other (includes Reuters News)	(219)	35	(184)	(208)	37	(171)

	$1,656	$841	$2,497	$1,639	$880	$2,519

**	Excludes Other Businesses (2)

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (5), Underlying Operating Profit (5) and the Related Margins, and Adjusted Earnings Per Share (EPS) (5) Excluding the Effects of Foreign Currency

(millions of U.S. dollars, except for per share amounts, and margins)

(unaudited)

	Three Months Ended September 30,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency		Before Currency
Adjusted EBITDA	$838	$822	2%	(5%)	7%	28.1%	26.5%	160bp	0bp		160bp
Underlying operating profit	$565	$530	7%	(6%)	13%	19.0%	17.1%	190bp	(10	)bp	200bp
Adjusted EPS	$0.52	$0.45	16%	(8%)	24%	n/a	n/a	n/a	n/a		n/a

	Nine Months Ended September 30,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency		Before Currency
Adjusted EBITDA	$2,497	$2,519	(1%)	(6%)	5%	27.6%	26.8%	80bp	0bp		80bp
Underlying operating profit	$1,656	$1,639	1%	(7%)	8%	18.3%	17.4%	90bp	(30	)bp	120bp
Adjusted EPS	$1.48	$1.41	5%	(11%)	16%	n/a	n/a	n/a	n/a		n/a

n/a – not applicable

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders

to Adjusted Earnings (6)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Earnings attributable to common shareholders	$280	$231	$847	$762
Adjustments to remove:
Operating loss from Other Businesses (2)	—	1	—	2
Fair value adjustments	(8)	(88)	(2)	(53)
Other operating losses (gains), net	10	(9)	(13)	(4)
Other finance costs (income)	14	82	(23)	25
Share of post-tax earnings in equity method investments	(1)	(2)	(7)	(3)
Tax on above items	(5)	14	(2)	10
Tax items impacting comparability	3	(10)	1	(10)
Amortization of other identifiable intangible assets	144	160	440	488
Interim period effective tax rate normalization (7)	(9)	5	(6)	—
Tax charge amortization (8)	(22)	(22)	(65)	(65)
Dividends declared on preference shares	(1)	(1)	(2)	(2)

Adjusted earnings	$405	$361	$1,168	$1,150

Adjusted earnings per share	$0.52	$0.45	$1.48	$1.41

Diluted weighted-average common shares (millions)	781.2	807.6	788.8	814.0

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities

to Free Cash Flow from Ongoing Businesses (9)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Net cash provided by operating activities	$665	$585	$1,833	$1,574
Capital expenditures, less proceeds from disposals	(217)	(231)	(743)	(704)
Other investing activities	2	5	5	7
Dividends paid on preference shares	(1)	(1)	(2)	(2)

Free cash flow	449	358	1,093	875
Remove: Other Businesses (2)	—	(2)	—	(1)

Free cash flow from ongoing businesses	$449	$356	$1,093	$874

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.
(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	The changes in revenues from ongoing businesses, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior period’s local currency equivalent using the same exchange rates.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities and other investing activities less capital expenditures and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenues	$2,979	$3,107	$9,061	$9,396
Operating expenses	(2,133)	(2,198)	(6,562)	(6,826)
Depreciation	(87)	(97)	(269)	(294)
Amortization of computer software	(186)	(195)	(572)	(586)
Amortization of other identifiable intangible assets	(144)	(160)	(440)	(488)
Other operating (losses) gains, net	(10)	9	13	4

Operating profit	419	466	1,231	1,206
Finance costs, net:
Net interest expense	(102)	(110)	(314)	(329)
Other finance (costs) income	(14)	(82)	23	(25)

Income before tax and equity method investments	303	274	940	852
Share of post-tax earnings in equity method investments	1	2	7	3
Tax expense	(11)	(26)	(53)	(53)

Net earnings	$293	$250	$894	$802

Earnings attributable to:
Common shareholders	280	231	847	762
Non-controlling interests	13	19	47	40

Basic earnings per share	$0.36	$0.29	$1.08	$0.94

Diluted earnings per share	$0.36	$0.28	$1.07	$0.93

Basic weighted-average common shares	778,334,806	804,034,944	785,932,003	810,582,179

Diluted weighted-average common shares	781,170,075	807,567,416	788,797,817	813,987,831

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2015	2014
Assets
Cash and cash equivalents	$710	$1,018
Trade and other receivables	1,633	1,810
Other financial assets	159	161
Prepaid expenses and other current assets	726	657

Current assets	3,228	3,646

Computer hardware and other property, net	1,047	1,182
Computer software, net	1,481	1,529
Other identifiable intangible assets, net	6,579	7,124
Goodwill	16,006	16,403
Other financial assets	123	127
Other non-current assets	537	536
Deferred tax	47	50

Total assets	$29,048	$30,597

Liabilities and equity
Liabilities
Current indebtedness	$1,619	$534
Payables, accruals and provisions	2,079	2,443
Deferred revenue	1,228	1,355
Other financial liabilities	69	265

Current liabilities	4,995	4,597

Long-term indebtedness	6,874	7,576
Provisions and other non-current liabilities	2,246	2,171
Other financial liabilities	368	161
Deferred tax	1,294	1,433

Total liabilities	15,777	15,938

Equity
Capital	9,918	10,157
Retained earnings	6,421	7,168
Accumulated other comprehensive loss	(3,557)	(3,147)

Total shareholders’ equity	12,782	14,178
Non-controlling interests	489	481

Total equity	13,271	14,659

Total liabilities and equity	$29,048	$30,597

Thomson Reuters Reports Third-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Cash provided by (used in):
Operating activities
Net earnings	$293	$250	$894	$802
Adjustments for:
Depreciation	87	97	269	294
Amortization of computer software	186	195	572	586
Amortization of other identifiable intangible assets	144	160	440	488
Net losses (gains) on disposals of businesses and investments	1	(2)	(24)	(1)
Deferred tax	(43)	(112)	(109)	(187)
Other	89	37	191	148
Changes in working capital and other items	(92)	(40)	(400)	(556)

Net cash provided by operating activities	665	585	1,833	1,574

Investing activities
Acquisitions, net of cash acquired	(2)	(28)	(17)	(165)
Proceeds from disposals of businesses and investments, net of taxes paid	—	2	75	14
Capital expenditures, less proceeds from disposals	(217)	(231)	(743)	(704)
Other investing activities	2	5	5	7

Net cash used in investing activities	(217)	(252)	(680)	(848)

Financing activities
Proceeds from debt	4	997	4	997
Repayments of debt	(593)	—	(593)	—
Net borrowings under short-term loan facilities	529	—	1,099	—
Repurchases of common shares	(554)	(109)	(1,250)	(726)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(253)	(258)	(765)	(778)
Other financing activities	11	19	63	148

Net cash (used in) provided by financing activities	(857)	648	(1,444)	(361)

(Decrease) increase in cash and bank overdrafts	(409)	981	(291)	365
Translation adjustments	(10)	(17)	(19)	(14)
Cash and bank overdrafts at beginning of period	1,124	699	1,015	1,312

Cash and bank overdrafts at end of period	$705	$1,663	$705	$1,663

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$710	$1,686	$710	$1,686
Bank overdrafts	(5)	(23)	(5)	(23)

	$705	$1,663	$705	$1,663